UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Huntsman Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
447011107
(CUSIP Number)

     John J. Suydam, Esq.
Apollo Management, L.P.
9 West 57th Street
New York NY 10019
Telephone: (212) 515-3237

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

     Andrew J. Nussbaum, Esq.
Wachtell, Lipton, Rosen and Katz
51 W. 52nd Street
New York, NY 10019
Telephone: (212) 403-1269

October 25, 2009
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447011107	SCHEDULE 13D	(Page 1 of 38)

1	NAME OF REPORTING PERSONS:
Apollo Investment Fund VI, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 447011107	SCHEDULE 13D	(Page 2 of 38)

1	NAME OF REPORTING PERSONS:
Apollo Overseas Partners (Delaware 892) VI, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 447011107	SCHEDULE 13D	(Page 3 of 38)

1	NAME OF REPORTING PERSONS:
Apollo Overseas Partners VI, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Cayman Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 447011107	SCHEDULE 13D	(Page 4 of 38)

1	NAME OF REPORTING PERSONS:
Apollo Overseas Partners (Delaware) VI, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Cayman Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 447011107	SCHEDULE 13D	(Page 5 of 38)

1	NAME OF REPORTING PERSONS:
Apollo Overseas Partners (Germany) VI, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 447011107	SCHEDULE 13D	(Page 6 of 38)

1	NAME OF REPORTING PERSONS:
Apollo Advisors VI, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 447011107	SCHEDULE 13D	(Page 7 of 38)

1	NAME OF REPORTING PERSONS:
Apollo Capital Management VI, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 447011107	SCHEDULE 13D	(Page 8 of 38)

1	NAME OF REPORTING PERSONS:
Apollo Principal Holdings I, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 447011107	SCHEDULE 13D	(Page 9 of 38)

1	NAME OF REPORTING PERSONS:
Apollo Principal Holdings I GP, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 447011107	SCHEDULE 13D	(Page 10 of 38)

1	NAME OF REPORTING PERSONS:
Apollo Management VI, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 447011107	SCHEDULE 13D	(Page 11 of 38)

1	NAME OF REPORTING PERSONS:
AIF VI Management, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 447011107	SCHEDULE 13D	(Page 12 of 38)

1	NAME OF REPORTING PERSONS:
Apollo Management, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 447011107	SCHEDULE 13D	(Page 13 of 38)

1	NAME OF REPORTING PERSONS:
Apollo Management GP, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 447011107	SCHEDULE 13D	(Page 14 of 38)

1	NAME OF REPORTING PERSONS:
AAA Guarantor – Co-Invest VI, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Guernsey
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 447011107	SCHEDULE 13D	(Page 15 of 38)

1	NAME OF REPORTING PERSONS:
AAA MIP Limited
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Guernsey
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 447011107	SCHEDULE 13D	(Page 16 of 38)

1	NAME OF REPORTING PERSONS:
Apollo Alternative Assets, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Cayman Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 447011107	SCHEDULE 13D	(Page 17 of 38)

1	NAME OF REPORTING PERSONS:
Apollo International Management, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 447011107	SCHEDULE 13D	(Page 18 of 38)

1	NAME OF REPORTING PERSONS:
Apollo International Management GP, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 447011107	SCHEDULE 13D	(Page 19 of 38)

1	NAME OF REPORTING PERSONS:
Apollo Management Holdings, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 447011107	SCHEDULE 13D	(Page 20 of 38)

1	NAME OF REPORTING PERSONS:
Apollo Management Holdings GP, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):			(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 shares
		8	SHARED VOTING POWER:
31,818,750 shares
		9	SOLE DISPOSITIVE POWER:
0 shares
		10	SHARED DISPOSITIVE POWER:
31,818,750 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
31,818,750 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

                    ITEM 1.           Security and Issuer

                    This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value (the “Common Stock”) of Huntsman Corporation, a corporation incorporated under the laws of Delaware (the “Issuer”). The principal executive offices of the Issuer are located at 500 Huntsman Way, Salt Lake City, UT 84108.

                    ITEM 2.           Identity and Background

                    This Statement is being filed jointly by (i) Apollo Investment Fund VI, L.P., a Delaware limited partnership (“AIF VI”); (ii) Apollo Overseas Partners (Delaware 892) VI, L.P., a Delaware limited partnership (“Overseas 892”); (iii) Apollo Overseas Partners VI, L.P., a Cayman Islands exempted limited partnership (“Overseas VI”); (iv) Apollo Overseas Partners (Delaware) VI, L.P., a Delaware limited partnership (“Overseas Delaware”); (v) Apollo Overseas Partners (Germany) VI, L.P., a Cayman Islands exempted limited partnership (“Overseas Germany”); (vi) Apollo Advisors VI, L.P., a Delaware limited partnership (“Advisors VI”); (vii) Apollo Capital Management VI, LLC, a Delaware limited liability company (“ACM VI”); (viii) Apollo Principal Holdings I, L.P., a Delaware limited partnership (“Principal I”); (ix) Apollo Principal Holdings I GP, LLC, a Delaware limited liability company (“Holdings I”); (x) Apollo Management VI, L.P., a Delaware limited partnership (“Management VI”); (xi) AIF VI Management, LLC, a Delaware limited liability company (“AIF VI Management”); (xii) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”); (xiii) Apollo Management GP, LLC, a Delaware limited partnership (“Management GP”); (xiv) AAA Guarantor – Co-Invest VI, L.P., a Guernsey limited partnership (“Co-Invest VI”); (xv) AAA MIP Limited, a Guernsey company (“AAA MIP”); (xvi) Apollo Alternative Assets, L.P., a Cayman Islands exempted limited partnership (“Alternative Assets”); (xvii) Apollo International Management, L.P., a Delaware limited partnership (“Intl Management”); (xviii) Apollo International Management GP, LLC, a Delaware limited liability company (“International GP”); (xix) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”)’ and (xx) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP”) (each a “Reporting Person,” and collectively, the “Reporting Persons”) with respect to the Common Stock. AIF VI, Overseas 892, Overseas VI, Overseas Delaware and Overseas Germany are referred to collectively as the “Apollo VI Funds,” and the Apollo VI Funds and Co-Invest VI are referred to collectively as the “Apollo VI Partnerships.”

                    The principal address of each of the Reporting Persons other than Co-Invest VI and AAA MIP is One Manhattanville Road, Suite 201, Purchase, New York 10577. The principal address of each of Co-Invest VI and AAA MIP is Trafalgar Court, Les Banques, GY1 3QL, St. Peter Port, Guernsey, Channel Islands.

                    Each of the Apollo Partnerships is principally engaged in the business of investing in securities. Management VI is the manager of each of the Apollo VI Funds, and is principally engaged in the business of serving as the manager or managing member of the Apollo VI Funds and other Apollo investment funds. AIF VI Management is the general partner of Management VI and is principally engaged in the business of serving as such. Apollo Management is the sole member and manager of AIF VI Management, and is principally engaged in the business of serving as the member and manager or the general partner of AIF VI Management and other Apollo management entities. Management GP is the general partner of Apollo Management and is principally engaged in the business of serving as such. Advisors VI is the general partner or managing general partner of each of the Apollo VI Funds, and is principally engaged in the business of serving as the general partner or managing general partner of each of the Apollo VI Funds and other Apollo investment funds. ACM VI is the general partner of Advisor VI and is principally engaged in the business of serving as such. Principal I is the sole member and manager of ACM VI, and is principally engaged in the business of serving as the sole member and manager or sole stockholder, as the case may be, of ACM VI and other Apollo investment advisors. Holdings I is the general partner of Principal I and is principally engaged in the business of serving as such. AAA MIP is the general partner of Co-Invest VI, and is principally engaged in the business of serving as the general partner of Co-Invest VI and other Apollo investment funds. Alternative Assets is the investment manager and day-to-day operations manager of AAA MIP, and is principally engaged in the business of serving as the investment manager and day-to-day operations manager of AAA MIP and other Apollo entities that serve as partners of other Apollo investment funds. Intl Management is the managing general partner of Alternative Assets, and is principally engaged in the business of serving as such. International GP is the general partner of Intl Management, and is principally engaged in the business of serving as such. Management Holdings is the sole member and manager of International GP, and is principally engaged in the business of serving as the sole member and manager of International GP and other Apollo management entities. Management Holdings GP is the general partner of Management Holdings, and is principally engaged in the business of serving as such. Neither the present filing nor anything contained herein shall be construed as an admission that (a) any Reporting Person constitutes a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended, or (b) any combination of the Reporting Persons constitutes a “group” for any purpose.

                    Attached hereto as Appendix A is information concerning the executive officers and managers of Holdings I, Management Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

                    None of the Reporting Persons nor any of the persons or entities referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    ITEM 3.           Source and Amount of Funds or Other Consideration

                    On December 23, 2008, the Apollo VI Partnerships purchased from the Issuer an aggregate of $250,000,000 of its 7% convertible Senior Notes due 2018 (the “Notes”) under a Note Purchase Agreement, dated December 23, 2008 (the “Note Purchase Agreement”), broken down as follows: AIF VI, $131,070,495; Overseas 892, $36,645,625; Overseas VI, $35,766,558; Overseas Delaware, $14,814,264; Overseas Germany, $453,058; Co-Invest VI, $31,250,000. Each of the Apollo VI Partnerships obtained the funds used to purchase the Notes from capital contributions of its investors. The Issuer and the Apollo VI Partnerships entered into the Note Purchase Agreement pursuant to the Settlement and Release Agreement, dated December 14, 2008 (the “Settlement Agreement”), relating to the settlement of certain claims surrounding the Issuer’s formerly proposed merger with Hexion Specialty Chemicals, Inc. (“Hexion”). Simultaneously with the Note Purchase Agreement, the Issuer and the Apollo VI Partnerships also entered into certain other agreements, described in Item 6 below.

                    ITEM 4.           Purpose of Transaction

                    The Apollo VI Partnerships acquired the Notes in accordance with the Settlement Agreement and for investment purposes. Subject to the limitations contained in the Voting and Standstill Agreement, the Reporting Persons retain the right to change their investment intent, and retain the right from time to time to acquire or sell or otherwise dispose of securities of the Issuer or options or related derivatives related to such securities in the open market, in privately negotiated transactions or otherwise, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as otherwise disclosed in this Statement, none of the Reporting Persons currently has any agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, subject to the limitations contained in the Voting and Standstill Agreement, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters.

                    ITEM 5.           Interest in Securities of the Issuer

                    As a result of the matters described in Item 3 and Item 6 of this Statement, it is possible that the Reporting Persons may collectively be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. As a result of the matters described in Item 3 and Item 6 of this Statement, it is possible each Reporting Person may be deemed to beneficially own all shares of Common Stock beneficially owned by each other Reporting Person. As of the date of this Statement, the Reporting Persons collectively had the right to receive upon conversion of all $250,000,000 principal amount of the Notes, in the aggregate, 31,818,750 shares of Common Stock, representing approximately 11.8% of the issued and outstanding Common Stock of the Issuer, broken down as follows: AIF VI, 16,681,997 shares (6.2%); Overseas 892, 4,664,072 shares (1.7%); Overseas VI, 4,552,189 shares (1.7%); Overseas Delaware, 1,885,485 shares (0.07%); Overseas Germany, 57,663 shares (0.02%); Co-Invest VI, 3,977,344 shares (1.5%) (percentages are based on the number of 237,308,742 shares of Common Stock outstanding as of September 21, 2009, as disclosed in the Issuer’s Schedule 14A filed on September 25, 2009, and assuming conversion of all the Notes). Each of the Reporting Persons hereby disclaims beneficial ownership of Common Stock that may be deemed beneficially owned by any other Reporting Person.

                    As of the date of this Statement, all of the shares of Common Stock reported in this Item are shares as to which the Reporting Persons have a right to acquire that is exercisable within 60 days. From time to time, each of the Reporting Persons may elect to convert some or all of the Notes held by such Reporting Person into the Common Stock issuable upon conversion of the Notes and, as described in Item 6 below, the Reporting Persons may, at the election of the Issuer, receive additional Common Stock as payment of interest or principal on the Notes. As discussed in Item 6 below, the Voting and Standstill Agreement prohibits the Apollo VI Partnerships from exercising any discretion in the voting or directing the voting of the Common Stock by requiring that any shares of Common Stock held by the Apollo VI Partnerships and their affiliates must be voted, at the election of the Issuer, either (i) in the manner recommended by a majority of the Board or (ii) in the same proportion as other Issuer stockholders. Notwithstanding the provisions of the Voting and Standstill Agreement, the Reporting Persons are reporting shared voting power over the shares included in this Statement as set forth in the cover pages hereto on a voluntary basis.

                    No transactions in the Common Stock were effected by the Reporting Persons during the preceding 60 days.

                    ITEM 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                    On December 23, 2008, the Apollo VI Partnerships and the Issuer entered into the Note Purchase Agreement. Simultaneously with the Note Purchase Agreement, the Issuer and the Apollo VI Partnerships also entered into the Registration Rights Agreement, dated December 23, 2008, described below (the “Registration Rights Agreement”). Also simultaneously with the Note Purchase Agreement, the Issuer, the Apollo VI Partnerships and certain other related parties entered into a Voting and Standstill Agreement, dated December 23, 2008, described below (the “Voting and Standstill Agreement). The material terms of the Settlement Agreement were previously disclosed by the Issuer under Item 1.01 of the Current Report on Form 8-K filed by the Issuer on December 15, 2008 and the Current Report on Form 8-K filed by Hexion on December 15, 2008. The material terms of the Note Purchase Agreement, the Registration Rights Agreement and the Voting and Standstill Agreement were previously disclosed by the Issuer under Item 1.01 of the Current Report on Form 8-K filed by the Issuer on December 23, 2008.

                    The Notes

                    The Notes are convertible at any time at the holder’s option at an initial conversion rate of 127.275 shares of the Common Stock, per $1,000 principal amount of Notes converted, which is equal to an initial conversion price of approximately $7.857 per share, subject to specified anti-dilution adjustments. The Notes bear interest at a rate of 7% per year payable semi-annually on July 1 and January 1 in each year, beginning July 1, 2009. Interest is payable either in cash or, at the Issuer’s option, in shares of Common Stock having a market value at that time equal to the interest payment. The Issuer elected to make the interest payment due July 2009 in cash.

                    The Notes are senior unsecured obligations of the Issuer. The Notes will mature on December 23, 2018. At maturity, the Issuer, may, at its option, pay the principal amount of the Notes in shares of Common Stock having a market value at that time equal to the principal amount of the Notes, plus an amount equal to the underwriting spread of a nationally-recognized underwriter chosen by the Issuer that would be paid by a seller of the shares at such time. The Issuer may prepay the Notes in whole, for cash, in an amount equal to the principal amount of the Notes plus accrued and unpaid interest, at any time on or after December 23, 2011 if the closing price of the Common Stock exceeds the conversion price in effect at that time by a specified percentage. Upon the occurrence of certain change of control events, holders of the Notes may require the Issuer to prepay all or any portion of the holders’ Notes at the principal amount plus accrued and unpaid interest.

                    Registration Rights Agreement

     Pursuant to the Registration Rights Agreement entered into in connection with the Apollo VI Partnerships’ purchase of the Notes, the Issuer has agreed to use its reasonable best efforts to register under the Securities Act of 1933, as amended, the resale of the Common Stock issuable upon conversion of the Notes or as payment of interest or principal thereon (the “Underlying Securities”).

                    Voting and Standstill Agreement

                    In addition, the Issuer, the Apollo VI Partnerships, Joshua J. Harris, Leon D. Black, Hexion, and certain other parties (collectively, the “Covered Parties”) entered into the Voting and Standstill Agreement. The Voting and Standstill Agreement prohibits the Covered Parties from owning any Common Stock other than the Underlying Securities. The Voting and Standstill Agreement also restricts the Covered Parties’ ability to dispose or direct the disposition of the Notes or the Underlying Securities by prohibiting for a period of one year (the “Lock Up Period”), without the Issuer’s consent, transfers of the Notes other than (i) transfers involving Underlying Securities paid as interest; (ii) certain transfers to certain affiliates; and (iii) certain bona fide pledges related to borrowings from financial institutions. The Lock Up Period expires on December 23, 2009. The Voting and Standstill Agreement also prohibits the Covered Parties from exercising any discretion in the voting or directing the voting of the Underlying Securities by requiring that any shares of Common Stock held by the Covered Parties must be voted, at the election of the Issuer, either (i) in the manner recommended by a majority of the Board or (ii) in the same proportion as other Issuer stockholders. The Covered Parties are also prohibited from engaging in or participating in any proxy solicitation relating to the election of the Issuer’s Board of Directors (the “Board”) or the Board’s publicly disclosed recommendation on certain matters. The

Voting and Standstill Agreement terminates on December 31, 2010 (or earlier if the Covered Parties’ ownership of the Notes or the Common Stock falls below a specified threshold).

               The foregoing description of the Notes, the Note Purchase Agreement, the Registration Rights Agreement and the Voting and Standstill Agreement is a summary and is qualified in its entirety by the terms of the Note Purchase Agreement, the Registration Rights Agreement and the Voting and Standstill Agreement, copies of which are filed herewith as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, to this Statement, and each of which is incorporated herein by reference.

               ITEM 7.          Material to be Filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement, dated October 26, 2009, among the Reporting Persons
2	Note Purchase Agreement, dated December 23, 2008, by and among Huntsman
Corporation and Apollo Investment Fund VI, L.P. and certain of its affiliates
(incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Huntsman Corporation on December 23, 2008)

3	Registration Rights Agreement, dated December 23, 2008, by and among
Huntsman Corporation and Apollo Investment Fund VI, L.P. and certain of its affiliates (incorporated by reference to Exhibit 10.2 of the Current Report on Form
8-K filed by Huntsman Corporation on December 23, 2008)

4	Voting and Standstill Agreement, dated December 23, 2008, by and among
Huntsman Corporation and Apollo Investment Fund VI, L.P. and certain other parties (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Huntsman Corporation on December 23, 2008)

SIGNATURES

                    After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: October 26, 2009

APOLLO INVESTMENT FUND VI, L.P.

By: Apollo Advisors VI, L.P., its general partner

By: Apollo Capital Management VI, LLC, its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO OVERSEAS PARTNERS VI, L.P.

By: Apollo Advisors VI, L.P., its managing general partner

By: Apollo Capital Management VI, LLC, its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO OVERSEAS PARTNERS (DELAWARE) VI, L.P.

By: Apollo Advisors VI, L.P., its general partner

By: Apollo Capital Management VI, LLC, its general partner
By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO OVERSEAS PARTNERS (DELAWARE 892) VI, L.P.

By: Apollo Advisors VI, L.P., its general partner

By: Apollo Capital Management VI, LLC, its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO OVERSEAS PARTNERS (GERMANY) VI, L.P.

By: Apollo Advisors VI, L.P., its managing general partner

By: Apollo Capital Management VI, LLC, its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO ADVISORS VI, L.P.

By: Apollo Capital Management VI, LLC, its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO CAPITAL MANAGEMENT VI, LLC

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO PRINCIPAL HOLDINGS I, L.P.

By: Apollo Principal Holdings I GP, LLC, its general partner

By: /s/ John J. Suydam
Name: John J. Suydam
Title: Vice President

APOLLO PRINCIPAL HOLDINGS I GP, LLC

By: /s/ John J. Suydam
Name: John J. Suydam
Title: Vice President

APOLLO MANAGEMENT VI, L.P.

By: AIF VI Management, LLC its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

AIF VI MANAGEMENT, LLC

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO MANAGEMENT, L.P.

By: Apollo Management GP, LLC its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO MANAGEMENT GP, LLC

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

AAA GUARANTOR - CO-INVEST VI, L.P.
By: AAA MIP Limited, its general partner

By: Apollo Alternative Assets, L.P., its investment manager

By: Apollo International Management, L.P., its managing general partner

By: Apollo International Management GP, LLC, its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

AAA MIP LIMITED

By: Apollo Alternative Assets, L.P., its investment manager

By: Apollo International Management, L.P., its managing general partner

By: Apollo International Management GP, LLC, its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO ALTERNATIVE ASSETS, L.P.

By: Apollo International Management, L.P., its managing general partner

By: Apollo International Management GP, LLC, its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO INTERNATIONAL MANAGEMENT, L.P.

By: Apollo International Management GP, LLC its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO INTERNATIONAL MANAGEMENT GP, LLC

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By: Apollo Management Holdings GP, LLC its general partner

By: /s/ John J. Suydam
Name: John J. Suydam
Title: Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By: /s/ John J. Suydam
Name: John J. Suydam
Title: Vice President

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS

                    The names and principal occupations of each of the executive officers and managers of Apollo Principal Holdings I GP, LLC and Apollo Management Holdings GP, LLC are Messrs. Joshua J. Harris, Leon D. Black and Marc Rowan. The principal occupations of each of Messrs. Harris, Black and Rowan is to act as executive officers and managers of Apollo Principal Holdings I GP, LLC, Apollo Management Holdings GP, LLC and other Apollo investment advisors and investment managers. Mr. Black is a founding principal, and Messrs. Harris and Rowan are also principals, of Apollo Advisors, L.P. and its successive and affiliated investment advisors with respect to the Apollo investment funds.

                    The business address of each of Messrs. Harris, Black and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019. Each of Messrs. Harris, Black and Rowan is a citizen of the United States. Each of Messrs. Harris, Black and Rowan disclaims beneficial ownership of the Common Stock that may be deemed beneficially owned by the Reporting Persons.

EXHIBIT 1

JOINT FILING AGREEMENT

                    In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $0.01 par value, of Huntsman Corporation, a corporation incorporated under the laws of Delaware, and further agrees that this Joint Filing Agreement be included as an exhibit to such filing; provided, that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

[signature pages follow]

                    IN WITNESS WHEREOF, the undersigned have duly executed this Joint Filing Agreement as of this 26th day of October, 2009.

APOLLO INVESTMENT FUND VI, L.P.

By: Apollo Advisors VI, L.P., its general partner

By: Apollo Capital Management VI, LLC, its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO OVERSEAS PARTNERS VI, L.P.

By: Apollo Advisors VI, L.P., its managing general partner

By: Apollo Capital Management VI, LLC, its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO OVERSEAS PARTNERS (DELAWARE) VI, L.P.

By: Apollo Advisors VI, L.P., its general partner

By: Apollo Capital Management VI, LLC, its general partner
By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

2

APOLLO OVERSEAS PARTNERS (DELAWARE 892) VI, L.P.

By: Apollo Advisors VI, L.P., its general partner

By: Apollo Capital Management VI, LLC, its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO OVERSEAS PARTNERS (GERMANY) VI, L.P.

By: Apollo Advisors VI, L.P., its managing general partner

By: Apollo Capital Management VI, LLC, its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO ADVISORS VI, L.P.

By: Apollo Capital Management VI, LLC, its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO CAPITAL MANAGEMENT VI, LLC

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

3

APOLLO PRINCIPAL HOLDINGS I, L.P.

By: Apollo Principal Holdings I GP, LLC, its general partner

By: /s/ John J. Suydam
Name: John J. Suydam
Title: Vice President

APOLLO PRINCIPAL HOLDINGS I GP, LLC

By: /s/ John J. Suydam
Name: John J. Suydam
Title: Vice President

APOLLO MANAGEMENT VI, L.P.

By: AIF VI Management, LLC its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

AIF VI MANAGEMENT, LLC

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO MANAGEMENT, L.P.

By: Apollo Management GP, LLC its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

4

APOLLO MANAGEMENT GP, LLC

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

AAA GUARANTOR - CO-INVEST VI, L.P.
By: AAA MIP Limited, its general partner

By: Apollo Alternative Assets, L.P., its investment manager

By: Apollo International Management, L.P., its managing general partner

By: Apollo International Management GP, LLC, its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

AAA MIP LIMITED

By: Apollo Alternative Assets, L.P., its investment manager

By: Apollo International Management, L.P., its managing general partner

By: Apollo International Management GP, LLC, its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

5

APOLLO ALTERNATIVE ASSETS, L.P.

By: Apollo International Management, L.P., its managing general partner

By: Apollo International Management GP, LLC, its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO INTERNATIONAL MANAGEMENT, L.P.

By: Apollo International Management GP, LLC its general partner

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO INTERNATIONAL MANAGEMENT GP, LLC

By: /s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By: Apollo Management Holdings GP, LLC its general partner

By: /s/ John J. Suydam
Name: John J. Suydam
Title: Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By: /s/ John J. Suydam
Name: John J. Suydam
Title: Vice President

6